Filed pursuant to General Instruction II.L. of Form F-10
Registration No. 333-297311

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 6, 2026)

August 10, 2026

SCORPIO GOLD CORPORATION

18,070,000 Common Shares

(which may be represented by American depositary shares, each representing 20 common shares)

This prospectus supplement (this “prospectus supplement”), together with the accompanying prospectus dated July 6, 2026 (the “accompanying prospectus”), relates to the resale from time to time by the selling securityholders identified under “Selling Securityholders” (the “Selling Securityholders”) of up to 18,070,000 common shares (the “Resale Shares”) of Scorpio Gold Corporation (the “Company,” “Scorpio,” “Scorpio Gold,” “we,” “us” or “our”).

Of the 18,070,000 Resale Shares covered by this prospectus supplement, 200,000 Resale Shares were issued to a Selling Securityholder in a private placement completed on July 23, 2026 at a purchase price of approximately US$0.18(Cdn$0.25) per Resale Share in reliance on the exemption from registration provided by Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “Securities Act”). The remaining 17,270,000 Resale Shares are held by existing U.S. shareholders and were not acquired in the private placement. We are registering the resale of the Resale Shares pursuant to the registration statement on Form F-10 (Registration No. 333-297311) of which the accompanying prospectus forms a part. The Selling Securityholders may offer and sell the Resale Shares from time to time by any method described under “Plan of Distribution.”

The Selling Securityholders may sell the Resale Shares directly as common shares or may deposit some or all of the Resale Shares with The Bank of New York Mellon, as depositary (the “Depositary”), for issuance of American depositary shares (“ADSs”). Each ADS will represent 20 common shares. The ADSs are expected to be listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SGLD”, subject to official notice of issuance and satisfaction of Nasdaq’s applicable listing requirements. The common shares are not expected to be listed on a United States national securities exchange.

The Company will not receive any proceeds from sales of the Resale Shares or ADSs by the Selling Securityholders. The Selling Securityholders will bear any underwriting discounts, selling commissions and transfer taxes attributable to their sales, and the Company will bear the expenses incurred in connection with the registration of the Resale Shares, except as otherwise described herein.

The Resale Shares and ADSs may be sold from time to time at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. No underwriter, dealer or agent has been involved in the preparation of this prospectus supplement or performed any review of its contents.

We are an “emerging growth company” and a “foreign private issuer” as defined under U.S. federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus supplement and the accompanying base prospectus, and the documents incorporated by reference herein and therein, and may elect to comply with reduced public company reporting requirements in future filings. See “Prospectus Supplement Summary—Implications of Being an Emerging Growth Company” and “Prospectus Supplement Summary—Implications of Being a Foreign Private Issuer” for more information.

Investing in the Resale Shares or ADSs involves a high degree of risk. Before investing, you should carefully consider the risks described under “Risk Factors” beginning on page S-34 of this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein.

Neither the U.S. Securities and Exchange Commission nor any state securities commission or Canadian securities regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2026.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a shelf registration statement on Form F-10 (File No. 333-297311) that we filed with the U.S. Securities and Exchange Commission, or the SEC, and that became effective on July 8, 2026. This prospectus supplement and the accompanying prospectus relate to the resale from time to time by the Selling Securityholders of the Resale Shares, which may be represented by ADSs. Before purchasing any Resale Shares or ADSs offered hereby, you should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. You should also read and consider the information referred to under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the resale offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to the Resale Shares or ADSs. When we refer to the “prospectus,” we mean this prospectus supplement and the accompanying prospectus together.

The information included or incorporated by reference in this prospectus supplement adds to, updates and may modify or supersede information contained in or incorporated by reference into the accompanying prospectus. If information included or incorporated by reference in this prospectus supplement is inconsistent with information contained in or incorporated by reference into the accompanying prospectus, you should rely on the information included or incorporated by reference in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor any Selling Securityholder has authorized anyone to provide you with different or additional information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you.

The Selling Securityholders are not offering the Resale Shares or ADSs in any jurisdiction where the offer or sale is not permitted. Neither we nor the Selling Securityholders are making an offer to sell, or soliciting an offer to buy, any Resale Shares or ADSs in any jurisdiction in which such offer or solicitation is not authorized, in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of the applicable document and that information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any sale of Resale Shares or ADSs. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement and the accompanying prospectus contain summaries of certain provisions of documents described herein and therein. Reference is made to the actual documents for complete information, and each summary is qualified in its entirety by reference to the applicable document. Copies of certain documents referred to herein have been or will be filed or incorporated by reference as exhibits to the registration statement of which the accompanying prospectus forms a part and may be obtained as described under “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain or incorporate by reference “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, including Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking information and forward-looking statements are collectively referred to in this prospectus supplement as “forward-looking statements.”

Forward-looking statements include statements that are not historical facts and may relate to our future financial position, business strategy, plans, objectives, prospects, operations, financial results, capital requirements and anticipated events or results. Forward-looking statements contained in or incorporated by reference into this prospectus supplement include, among other things, statements regarding:

●	the establishment and operation of the ADS facility;

●	the filing and effectiveness of the registration statement on Form F-6 and the execution and effectiveness of the deposit agreement;

●	the deposit of common shares with the custodian and the issuance of ADSs by the Depositary;

●	the proposed listing of the ADSs on Nasdaq, the satisfaction of Nasdaq’s initial and continued listing requirements and the development and maintenance of an active trading market for the ADSs;

●	the timing, manner and extent of resales of Resale Shares or ADSs by the Selling Securityholders;

●	the performance of our business and operations;

●	our exploration, development and expansion plans and objectives relating to the Manhattan Property and our other mineral properties;

●	the results, timing and costs of exploration and development activities;

●	estimates of mineral resources and the assumptions underlying those estimates;

●	the availability of capital and our ability to obtain financing on acceptable terms;

●	the sufficiency of our existing financial resources to carry out our currently planned operations, our need for additional financing to complete our strategic objectives and continue as a going concern, and the potential consequences if sufficient financing is not obtained;

●	our anticipated capital expenditures, operating costs and funding requirements;

●	our ability to maintain permits, licenses, mineral claims, water rights, reclamation bonds and other governmental approvals;

●	future gold and other commodity prices, foreign exchange rates and market conditions;

●	environmental, reclamation, mine-closure, health and safety obligations;

●	the receipt of deferred or contingent consideration in connection with previously completed transactions;

●	the continued incurrence of operating losses and the timing, if ever, of future revenues from production; and

●	other matters described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the accompanying prospectus and in the documents incorporated by reference herein and therein.

In some cases, forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “projects,” “proposes,” “should,” “targets,” “will” or “would,” or the negative or grammatical variations of such words and phrases, or by statements that certain actions, events or results may, could, should, would or will occur, be taken, continue or be achieved. The absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are based on management’s current expectations, estimates, projections, assumptions and beliefs in light of its experience, perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Such statements are not statements of historical fact or guarantees of future performance.

The material assumptions underlying the forward-looking statements contained in or incorporated by reference into this prospectus supplement include, among other things, assumptions regarding:

●	our ability to establish and maintain the ADS facility and satisfy the requirements of the Depositary, the custodian, the SEC and Nasdaq;

●	the effectiveness of the Form F-6 registration statement and the deposit agreement;

●	the sufficiency of our existing financial resources for our currently planned operations and our ability to obtain necessary additional financing when required and on acceptable terms in order to complete our strategic objectives and continue as a going concern;

●	general economic, financial-market, regulatory and political conditions;

●	future commodity prices, currency exchange rates and operating costs;

●	the availability of qualified personnel, contractors, equipment and services;

●	the timely receipt and maintenance of required permits, approvals, mineral rights, water rights and reclamation bonds;

●	the accuracy of geological, engineering, mineral-resource and cost assumptions;

●	the results of exploration activities;

●	the absence of material operational, environmental, social, legal or regulatory disruptions; and

●	the other assumptions described in the accompanying prospectus and the documents incorporated by reference herein and therein.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements, events or developments to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include, without limitation:

●	the risks described under “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein;

●	the possibility that the Form F-6 registration statement may not become effective when expected, or at all;

●	the possibility that the deposit agreement or ADS facility may not be established or maintained on the anticipated terms;

●	the possibility that Nasdaq may not approve the ADSs for listing or that the Company may be unable to satisfy Nasdaq’s initial or continued listing requirements;

●	the possibility that an active, liquid and orderly market for the ADSs may not develop or be sustained;

●	differences between the trading price of the ADSs and the value or trading price of the underlying common shares;

●	the timing and volume of sales by the Selling Securityholders and the effect of those sales or anticipated sales on the market prices of the common shares and ADSs;

●	the speculative nature of mineral exploration and development;

●	uncertainty regarding mineral-resource estimates and exploration results;

●	the availability and cost of financing;

●	fluctuations in commodity prices, currency exchange rates and capital and operating costs;

●	permitting, environmental, reclamation, water-rights and regulatory risks;

●	operational risks, including the availability of labour, equipment, contractors and supplies;

●	political, economic, market and geopolitical conditions;

●	our history of operating losses, the insufficiency of our existing financial resources to carry out our currently planned operations, our need for additional financing and the material uncertainties relating to our ability to continue as a going concern; and

●	additional risks and uncertainties that are not currently known to us or that we currently consider immaterial.

Although we have attempted to identify important factors that could cause actual results, performance, achievements, events or developments to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, events or developments not to be as anticipated, estimated or intended. Many of these factors are beyond our ability to control or predict.

Readers are cautioned that the foregoing lists of forward-looking statements, assumptions, risks and uncertainties are not exhaustive. You should carefully review the cautionary statements and risk factors contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

Forward-looking statements speak only as of the date on which they are made. You should not place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

All forward-looking statements contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, references in this prospectus supplement to “US$” are to United States dollars and references to “Cdn$” are to Canadian dollars.

On July 23, 2026, the closing date of the private placement, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = Cdn$1.4083 or Cdn$1.00 = US$0.7101.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference into the prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in United States dollars.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL DISCLOSURE

The scientific and technical information concerning our mineral properties contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus has been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and the definitions and standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in the CIM Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”).

Our material mineral property is the Manhattan Property located in Nye County, Nevada. The scientific and technical information concerning the Manhattan Property is prepared and reviewed by qualified persons under NI 43-101. Scorpio identifies the Manhattan Property as its material mineral property.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve,” when used in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, have the meanings assigned to those terms under NI 43-101 and the CIM Definition Standards. NI 43-101 and the CIM Definition Standards differ in certain material respects from the mineral-property disclosure requirements applicable to companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission under Subpart 1300 of Regulation S-K (“Subpart 1300”). Although the CIM Definition Standards and Subpart 1300 are based on broadly similar international classification frameworks, the definitions, disclosure requirements, assumptions, qualifications and procedures applicable under the two regimes are not identical.

Accordingly, mineral reserve and mineral resource information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus may not be directly comparable to similar information disclosed by U.S. domestic issuers that prepare their mineral-property disclosure in accordance with Subpart 1300. Investors are cautioned that Scorpio’s mineral-resource terminology is based on NI 43-101 and CIM standards and may not be comparable to disclosure by U.S. domestic issuers under U.S. securities laws.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no assurance that all or any portion of a mineral resource will ever be converted into a mineral reserve. A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study, after the application of modifying factors in accordance with the applicable disclosure standards.

Inferred mineral resources are subject to a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. An inferred mineral resource has a lower level of geological confidence than an indicated mineral resource and may not be converted directly into a mineral reserve. Under NI 43-101, inferred mineral resources generally may not form the basis of a feasibility study or pre-feasibility study, except in limited circumstances permitted under applicable Canadian securities laws.

You are cautioned not to assume that:

●	all or any part of a mineral resource will ever be converted into a mineral reserve;
●	all or any part of an inferred mineral resource exists or is economically or legally mineable;
●	all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource;
●	all or any part of an indicated mineral resource will ever be upgraded to a measured mineral resource; or
●	all or any part of a measured or indicated mineral resource will ever be converted into a proven or probable mineral reserve.

A significant amount of additional exploration, technical study and analysis may be required before an inferred mineral resource may be upgraded to a higher category or before any mineral resource may be converted into a mineral reserve. Even if a mineral resource is upgraded or converted into a mineral reserve, there can be no assurance that the mineralization will ultimately be economically or legally extracted.

WHERE YOU CAN FIND MORE INFORMATION

We file certain reports with, and furnish other information to, the SEC and the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, certain of our reports and other information filed with or furnished to the SEC may be prepared in accordance with Canadian disclosure requirements, which differ from those of the United States.

We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we file or furnish reports and other information with the SEC. Our reports and other information filed with or furnished to the SEC are available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, or EDGAR, at www.sec.gov.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including the rules prescribing the furnishing and content of proxy statements. Our officers and directors are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers.

We also have continuous disclosure obligations under the securities laws of the provinces and territories of Canada. Our Canadian filings are available electronically under our profile on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

We have filed with the SEC a registration statement on Form F-10 (File No. 333-297311) under the Securities Act relating to the securities covered by this prospectus supplement. This prospectus supplement and the accompanying prospectus form part of that registration statement. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement, certain portions of which are contained in the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC.

For further information concerning us and the securities covered by this prospectus supplement, you should refer to the registration statement and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the applicable document filed as an exhibit to, or incorporated by reference into, the registration statement.

Copies of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus may be obtained upon request, without charge, from the Chief Executive Officer of Scorpio Gold Corporation at Suite 750, 1095 West Pender Street, Vancouver, British Columbia V6E 2M6, telephone (604) 685-6100. Those documents are also available electronically through EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca.

Our filings on EDGAR and SEDAR+, including the exhibits to those filings, are not incorporated by reference into this prospectus supplement or the accompanying prospectus except to the extent specifically identified under “Incorporation of Certain Information by Reference.”

Information contained on, or accessible through, our website, EDGAR or SEDAR+ is not part of this prospectus supplement or the accompanying prospectus and is not incorporated by reference herein or therein, except for documents expressly incorporated by reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC permits us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to documents filed with the securities commissions or similar regulatory authorities in Canada or filed with or furnished to the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information filed after the date of this prospectus supplement may update, modify or supersede that information.

The accompanying prospectus incorporates by reference the documents identified under “Documents Incorporated by Reference” therein. You should refer to the accompanying prospectus for a description of those documents. As of the date of this prospectus supplement, no additional documents filed after the date of the accompanying prospectus are specifically incorporated by reference into this prospectus supplement.

Any document of a type referred to in Item 11.1 of Form 44-101F1 — Short Form Prospectus, other than a confidential material change report, filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this prospectus supplement and before the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this prospectus supplement.

All documents filed by the Company on Form 20-F or Form 40-F with the SEC after the date of this prospectus supplement and before the termination of the offering contemplated hereby shall also be deemed to be incorporated by reference into the registration statement on Form F-10 of which the accompanying prospectus forms a part. Any report furnished by the Company to the SEC on Form 6-K during that period shall be incorporated by reference only if and to the extent expressly provided in that report.

Any statement contained in this prospectus supplement, the accompanying prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference modifies or supersedes that statement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. This summary does not contain all of the information that you should consider before investing in our common shares or American depositary shares. You should carefully read this entire prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, including the sections entitled “Risk Factors,” before making an investment decision. Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to “Scorpio Gold,” the “Company,” “we,” “us” and “our” refer to Scorpio Gold Corporation and its consolidated subsidiaries.

Our Company

We are a mineral exploration and development company engaged in the acquisition, exploration and development of gold projects in Nevada, United States. Our principal and flagship asset is our mineral property holdings located in the Manhattan Mining District in Nye County, Nevada, within the Walker Lane Trend (the “Manhattan Property”). The Manhattan Property is road accessible and is located approximately 53 kilometres north-northeast of Tonopah, Nevada.

The Manhattan Property consolidates a number of properties and claim blocks with prior mining and exploration history, including the Goldwedge property, which includes the Goldwedge Mine and associated patented and unpatented lode claims; the Manhattan property, which includes the closed Manhattan Mine and associated patented lode and unpatented lode and placer claims; the Keystone-Jumbo property, which includes the historical Keystone-Jumbo Mine and associated unpatented lode claims; and additional blocks of primarily unpatented lode claims outside those core historical mining and exploration areas.

We are currently evaluating the Manhattan Property through exploration programs designed to assess its potential to host economic concentrations of gold and to determine whether further exploration and development expenditures are warranted. We do not currently have any properties in commercial production, do not generate operating revenue and have not established mineral reserves. Our continued exploration and development activities depend upon, among other things, exploration results, permitting, commodity prices and our ability to obtain additional financing.

The Manhattan Property and Mineral Resource Estimate

The current technical report for the Manhattan Property is the amended “Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada,” dated April 23, 2026, with an effective date of June 4, 2025. The mineral resource estimate covers the Goldwedge and Manhattan Pit areas and reports an inferred mineral resource comprising 18,343,000 tonnes grading 1.26 g/t gold for a total of 740,000 oz contained gold in the inferred category. The technical report also discloses a historical mineral estimate for the Black Mammoth, April Fool, Hooligan, Keystone and Jumbo areas. These historical estimates are not current mineral resources or mineral reserves, and the Company is not treating them as current mineral resources or mineral reserves.

The mineral resource estimate is based on 92,635 metres of drilling in 1,341 drill holes and is reported within economically constrained open-pit shells using a 0.3 gram-per-tonne gold cut-off grade. All mineral resources in the estimate are classified as inferred. Inferred mineral resources have a lower level of geological confidence than indicated or measured mineral resources, may not be converted directly to mineral reserves and are not mineral reserves. There can be no assurance that all or any portion of the mineral resources will be upgraded, demonstrated to be economically or legally mineable or developed into a commercial mining operation.

Exploration Strategy and Recent Developments

Our principal business objective is to advance exploration and development of the Manhattan Property using the current technical report and continuing drill results as the basis for future exploration planning. During 2025, we completed a phase-one diamond drilling program consisting of 12 holes totalling approximately 4,216 metres and commenced a phase-two program planned to include a minimum of approximately 50,000 metres of diamond core and reverse-circulation drilling. Since the commencement of phase two, we have announced multiple sets of step-out and infill drilling results from targets within the Manhattan Property, including the Goldwedge target.

In January 2026, we entered into an option agreement to acquire a 100% interest in 32 unpatented lode mining claims known as the Betty East Property in Nye County, Nevada, expanding our land position at the southern end of the Manhattan District. In August 2025, we completed the sale of Mineral Ridge Gold LLC, thereby focusing our operating strategy and capital allocation principally on the Manhattan Property.

Corporate Information

We were incorporated under the Business Corporations Act (British Columbia) on May 29, 2006 under the name Cincoro Capital Corp. and changed our name to Scorpio Gold Corporation on June 11, 2009. Our head office, registered office and records office are located at Suite 750, 1095 West Pender Street, Vancouver, British Columbia V6E 2M6. Our common shares are currently listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SGN,” on the Frankfurt Stock Exchange under the symbol “RY9” and quoted on the OTCQB under the symbol “SRCRF.” We expect the ADSs to be listed on the Nasdaq Capital Market under the symbol “SGLD,” subject to approval.

Our material operating subsidiaries include  Scorpio Gold (US) Corporation and Goldwedge LLC. Our transfer agent and registrar for our common shares is Endeavor Trust Corporation. Our independent auditor is Davidson & Company LLP.

Selected Financial Information

The following selected financial information should be read together with our audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024, our unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2026 and the related management’s discussion and analysis, each incorporated by reference in this prospectus supplement and the accompanying base prospectus. Our annual consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and our unaudited condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our financial statements are presented in United States dollars.

●	For the year ended December 31, 2025, we reported net income of approximately US$3.1 million, principally reflecting a gain of approximately US$9.2 million on the disposition of Mineral Ridge Gold LLC, compared with a net loss of approximately US$15.3 million for the year ended December 31, 2024.

●	As at December 31, 2025, we had total assets of approximately US$22.2 million, total liabilities of approximately US$2.9 million, working capital of approximately US$8.2 million and cash and cash equivalents of approximately US$8.3 million.

●	For the three months ended March 31, 2026, we reported a net loss of approximately US$1.4 million. During that period, we incurred approximately US$4.6 million of acquisition costs on exploration and evaluation assets, of which approximately US$4.2 million represented capitalized exploration expenditures on the Manhattan project.

●	As at March 31, 2026, we had total assets of approximately US$23.9 million, total liabilities of approximately US$2.4 million, total shareholders’ equity of approximately US$21.5 million, working capital of approximately US$6.2 million and cash and cash equivalents of approximately US$5.7 million.

Management estimates that our available funds will not provide sufficient financial resources to carry out our currently planned operations through the 12 months following March 31, 2026. We will require additional financing to complete our strategic objectives and continue as a going concern. Although we have previously been successful in obtaining financing, there can be no assurance that adequate financing will be available when required or on terms acceptable to us. These material uncertainties may cast significant doubt on our ability to continue as a going concern. Failure to obtain sufficient financing could delay or indefinitely postpone our exploration and development activities and could result in the dilution or loss of our interests in mineral properties.

The Resale Registration

On July 23, 2026, we completed a private placement of an aggregate of 43,200,000 common shares at a purchase price of approximately US$0.18 per common share (Cdn$0.25), for aggregate gross proceeds to us of approximately US$7,669,080 (Cdn$10,800,000). The common shares were issued in reliance upon an exemption from registration under the U.S. Securities Act provided by Regulation D. Of the common shares issued in the private placement, 200,000 common shares are included among the Resale Shares covered by this prospectus supplement.

This prospectus supplement relates solely to the resale from time to time by the selling securityholders of up to 18,070,000 common shares held by existing U.S. shareholders, including 200,000 common shares acquired in the private placement, which may be deposited under the deposit agreement and represented by ADSs. We will not receive any proceeds from the sale of common shares or ADSs by the selling securityholders. We will bear the costs, expenses and fees incurred in connection with the registration of the common shares covered by this prospectus supplement, other than any underwriting discounts, selling commissions, transfer taxes or similar selling expenses incurred by the selling securityholders.

The selling securityholders may offer and sell the common shares or ADSs from time to time through public or private transactions, on or off any securities exchange or market on which the securities may then be listed or quoted, at prevailing market prices, at prices related to prevailing market prices, at negotiated prices or otherwise, and through one or more methods described under “Plan of Distribution.” The registration of the common shares does not require any selling securityholder to sell any securities.

American Depositary Shares

The selling securityholders may deposit common shares with The Bank of New York Mellon, as depositary, or its Canadian custodian under the deposit agreement, and receive ADSs representing those common shares. Each ADS will represent 20 common shares. The ADSs will be issued under the deposit agreement among us, the depositary and the owners and holders from time to time of ADSs.

The ADSs and the underlying deposited common shares are separate securities for purposes of the U.S. federal securities laws. The common shares offered for resale are registered under the registration statement on Form F-10 of which the accompanying base prospectus forms a part. The ADSs will be registered under a separate registration statement on Form F-6. The Form F-6 registration statement registers the ADSs and does not independently register an additional offering of common shares.

ADS holders will exercise rights with respect to the deposited common shares through the depositary, subject to the terms of the deposit agreement, including applicable procedures, fees, charges and restrictions. Prospective investors should carefully read the description of the ADSs and the deposit agreement before investing.

The Offering

Securities offered	Up to 18,070,000 common shares, which may be represented by up to 903,500 ADSs.
ADS ratio	Each ADS represents 20 common shares.
Selling Securityholders	See “Selling Securityholders”.

Nasdaq listing	The ADSs are expected to be listed on the Nasdaq Capital Market under the symbol “SGLD”, subject to official notice of issuance.
Use of proceeds	We will not receive any proceeds from sales by the Selling Securityholders.
Plan of distribution	The Selling Securityholders may sell common shares or ADSs from time to time by the methods described under “Plan of Distribution.”
Risk factors	See “Risk Factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from, and reduced disclosure obligations under, requirements that otherwise apply to public companies that are not emerging growth companies. These exemptions include, among other things, an exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002.

We may take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which our annual gross revenues equal or exceed the applicable threshold prescribed by the SEC; (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act; (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the preceding three-year period; and (iv) the date on which we become a “large accelerated filer” as defined under the U.S. Securities Exchange Act of 1934, as amended.

We cannot predict whether investors will find our common shares or ADSs less attractive because we rely on these exemptions. If some investors find our common shares or ADSs less attractive as a result, there may be a less active trading market for our securities and their market prices may be more volatile.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” as defined under U.S. federal securities laws. As a foreign private issuer that is eligible to use the multijurisdictional disclosure system adopted by the United States and Canada, we file annual reports with the SEC on Form 40-F and furnish other information to the SEC on Form 6-K. Our disclosure documents may be prepared in accordance with Canadian disclosure requirements, which differ in certain respects from the disclosure requirements applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from a number of requirements applicable to U.S. domestic reporting companies. Among other things, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K, are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. We are also not subject to Regulation FD. As a result, the information we file with or furnish to the SEC may be less detailed or may be provided less frequently than information provided by U.S. domestic reporting companies.

Our consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”), without reconciliation to U.S. generally accepted accounting principles. IFRS differs in certain respects from U.S. generally accepted accounting principles, and our financial statements may therefore not be directly comparable to the financial statements of U.S. domestic issuers.

As a foreign private issuer, we may also follow certain home-country corporate governance practices instead of the corresponding corporate governance requirements otherwise applicable to U.S. domestic issuers listed on Nasdaq, provided that we disclose the requirements we do not follow and describe the home-country practices we follow in their place. Our reliance on foreign private issuer exemptions and home-country practices may reduce the frequency and scope of information and corporate governance protections available to investors relative to those applicable to U.S. domestic issuers.

We would lose our foreign private issuer status if, as of the last business day of our second fiscal quarter, more than 50% of our outstanding voting securities were directly or indirectly held of record by residents of the United States and we failed to satisfy any of the additional requirements necessary to retain foreign private issuer status. If we were to lose foreign private issuer status, we would be required to comply with the U.S. domestic issuer reporting and other requirements beginning on the first day of the following fiscal year.

Summary Risk Factors

An investment in our common shares or the ADSs is speculative and involves a high degree of risk. You should carefully consider all of the risks described under “Risk Factors” in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein. These risks include, among others:

●	we have no operating revenue, none of our properties is in commercial production and we expect to incur continuing expenditures and losses;

●	our ability to continue our exploration and development programs and to continue as a going concern depends on our ability to obtain additional financing;

●	mineral exploration and development are inherently speculative, and there is no assurance that our mineral resources will be upgraded, converted into reserves or developed into a profitable mine;

●	our mineral resource estimates are based on assumptions and limited geological information and may be materially affected by additional drilling, metallurgical testing, commodity prices, operating costs and other factors;

●	our activities are subject to extensive permitting, environmental, reclamation, land-title and regulatory requirements in Nevada;

●	gold prices, capital-market conditions, foreign exchange rates and broader economic and political conditions may materially affect our business and the market price of our securities;

●	future equity or convertible-security financings may significantly dilute existing shareholders;

●	the market for our common shares and ADSs may be limited, volatile or illiquid, and an active trading market for the ADSs may not develop or be sustained;

●	ADS holders will not hold common shares directly and must exercise rights through the depositary under the deposit agreement; and

●	our status as an emerging growth company and foreign private issuer permits reduced reporting, disclosure and corporate governance requirements.

SELLING SECURITYHOLDERS

The common shares covered by this prospectus supplement are being registered for resale from time to time by the selling securityholders identified below, whom we refer to as the “Selling Securityholders.” The common shares offered for resale consist of 18,070,000 common shares held by existing U.S. shareholders, including 200,000 common shares acquired by a Selling Securityholder in the private placement completed on July 23, 2026.

The Selling Securityholders may sell the Resale Shares directly as common shares or may deposit some or all of the Resale Shares under the deposit agreement and sell ADSs, with each ADS representing 20 common shares.

The following table sets forth, as of August 10, 2026, information concerning the beneficial ownership of our common shares by each Selling Securityholder and the number of Resale Shares that may be offered and sold from time to time under this prospectus supplement. The information in the table and the related footnotes has been furnished by or on behalf of the Selling Securityholders.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes securities over which a person has sole or shared voting or investment power. Common shares subject to options, warrants or other rights that are exercisable or convertible within 60 days after August 10, 2026 are deemed to be beneficially owned by the holder for purposes of calculating that holder’s beneficial ownership, but are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

The percentage of common shares beneficially owned before the offering is based on 346,164,194 common shares outstanding as of August 10, 2026. The percentage of common shares beneficially owned after the offering assumes that each Selling Securityholder sells all Resale Shares shown as being offered by that Selling Securityholder under this prospectus supplement and does not acquire or dispose of any other common shares. Because the Selling Securityholders may sell all, some or none of their Resale Shares, we cannot determine the number or percentage of common shares that each Selling Securityholder will beneficially own after completion of the offering. The information shown in the columns relating to beneficial ownership after the offering is therefore based on the assumptions described above.

None of the Selling Securityholders has had any position, office or other material relationship with us or any of our predecessors or affiliates during the past three years.

Based upon information furnished to us by the Selling Securityholders, none of the Selling Securityholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

Selling Securityholder	Common Shares Beneficially Owned Before the Offering	Percentage of Common Shares Beneficially Owned Before the Offering	Resale Shares Offered	Common Shares Beneficially Owned After the Offering(1)	Percentage of Common Shares Beneficially Owned After the Offering(1)
The Marshall Allen Koval Revocable Trust (2)	1,000,000	0.29%	1,000,000	0	0%
Euro Pacific Gold Fund	10,970,000	3.17%	10,970,000	0	0%
Silver Spartan LLC	2,250,000	0.65%	2,250,000	0	0%
Guardian Angel LLC	2,250,000	0.65%	2,250,000	0	0%
Paul Schulstad and Jennifer Oldja JT Ten	800,000	0.23%	800,000	0	0%
BMUS Partners LLC	800,000	0.23%	800,000	0	0%
Total	18,070,000	5.22%	18,070,000	0	0%

(1)	Assumes that the applicable Selling Securityholder sells all Resale Shares shown as being offered by it under this prospectus supplement and does not acquire or dispose of any other common shares. There can be no assurance that any Selling Securityholder will sell all or any portion of the Resale Shares covered by this prospectus supplement.

(2)	Includes 200,000 common shares acquired in the private placement completed on July 23, 2026. The remaining 800,000 common shares were acquired prior to the private placement.

DESCRIPTION OF THE SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of August 10, 2026, 346,164,194 common shares were issued and outstanding. The rights, privileges, restrictions and conditions attaching to the common shares are described under “Description of Securities Offered Under This Prospectus — Common Shares” in the accompanying prospectus, which description is incorporated by reference into this prospectus supplement.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 shares (or a right to receive 20 shares) deposited with CIBC Mellon Trust Company, as custodian for the depositary in Canada. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. British Columbia law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page. See “Where You Can Find More Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Tax Considerations Applicable to the ADSs” below. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, , we so request in writing and we and the depositary agree in writing on conditions and procedures applicable to the particular offering, the depositary will (i) exercise those rights on behalf of subscribing ADS holders or (ii) distribute those rights to ADS holders. If the depositary does not act under (i) or (ii), the depositary will use reasonable efforts to sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

THE ADSs HAVE BEEN REGISTERED FOR PRIMARY PUBLIC OFFERING AND SALE ONLY IN THE UNITED STATES OF AMERICA AND NOT IN CANADA OR ANY OTHER JURISDICTION. ACCORDINGLY, SHARES MAY NOT BE DEPOSITED FOR THE PURPOSE OF DELIVERY OF ADSs, DIRECTLY OR INDIRECTLY,  TO OR FOR THE ACCOUNT OR BENEFIT OF ANY PERSON LOCATED IN  CANADA OR ANY JURISDICTION OUTSIDE THE UNITED STATES WHERE PRIMARY PUBLIC OFFERING, SALE OR DISTRIBUTION OF THE ADSs OR DISTRIBUTION OF THE FORM OF ADR EXHIBITED TO THE DEPOSIT AGREEMENT AS A PROSPECTUS FOR ADSs IS PROHIBITED BY LAW OR ANY REGISTRATION, QUALIFICATION, FILING OR APPROVAL WITH OR BY ANY SECURITIES REGULATORY AUTHORITY WOULD BE REQUIRED FOR THAT OFFERING, SALE OR DISTRIBUTION.  Prospective depositors of Shares and any person acting for them are responsible for compliance with the foregoing offering restriction and, by delivering Shares for deposit, shall be deemed to represent and warrant that each distribution of the form of ADR exhibited to the deposit agreement as a prospectus and each requested delivery of American Depositary Shares in respect of that deposit will comply with applicable laws and regulations in each jurisdiction in which a person that will acquire a beneficial interest in those ADSs is located.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

When can ADSs be cancelled by the depositary?

The depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the applicable provisions of Canadian federal and provincial law and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:
$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property or in relation to a change in the number of shares represented by ADSs

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

$.10 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
Fees assessed from time to time, but not exceeding $.10 per ADS during any calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts to be distributed. The depositary collects fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The depositary may collect any of its fees by deduction from any cash distributions payable to Owners. To the extent there is insufficient distributable cash and the Depositary is unable to otherwise collect a fee from Owners and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to Owners that are obligated to pay that fee and apply the net proceeds of sale to pay that fee. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith.  The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.  In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid and may withhold any dividends or other distributions or the proceeds thereof and apply them to that tax or other governmental charge. If a tax or governmental charge for which you are liable cannot be satisfied in a reasonable time by the means provided in the preceding sentence, the Depositary will use reasonable efforts to sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary will instead use reasonable efforts to sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. After the termination date, the depositary will use reasonable efforts to sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

are not liable if we or it exercises discretion permitted under the deposit agreement;

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

USE OF PROCEEDS

The Company will not receive any proceeds from the sale of Resale Shares or ADSs by the Selling Securityholders. All proceeds from any such sales will be received by the applicable Selling Securityholder.

The Company will bear the expenses incurred in connection with the registration of the Resale Shares and the establishment of the ADS facility. Each Selling Securityholder will bear any brokerage commissions, selling fees, transfer taxes and other expenses incurred by it in connection with the sale of its Resale Shares or ADSs.

PLAN OF DISTRIBUTION

The Selling Securityholders and, subject to applicable law, any of their pledgees, assignees, donees, transferees, distributees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of the Resale Shares or ADSs covered by this prospectus supplement. Any such successor-in-interest will be identified in a prospectus supplement or amendment to the registration statement to the extent required by applicable law.

The Selling Securityholders may sell the ADSs on Nasdaq or on any other securities exchange, market or trading facility on which the ADSs may then be listed or traded. The Selling Securityholders may sell the Resale Shares directly as common shares on the TSXV or on any other securities exchange, market or trading facility on which the common shares may then be listed or traded, in privately negotiated transactions or otherwise. The Resale Shares and ADSs may be sold at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices.

The Selling Securityholders may use one or more of the following methods when disposing of Resale Shares or ADSs:

●	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;
●	block trades in which a broker-dealer may attempt to sell the securities as agent but may position and resell a portion of the block as principal;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
●	transactions on Nasdaq, in the case of ADSs, or on the TSXV or another applicable market or trading facility, in the case of common shares, in each case in accordance with the rules of the applicable market;
●	privately negotiated transactions;
●	short sales and transactions involving the settlement of short-sale positions, subject to applicable law;
●	through the writing or settlement of options or other hedging or derivative transactions, whether through an exchange or otherwise;
●	through one or more underwriters, dealers or agents;
●	distributions to members, partners, shareholders or other equity holders of a Selling Securityholder;
●	pledges to secure debts or other obligations;
●	a combination of any of these methods; or
●	any other method permitted by applicable law.

No underwriter, dealer or agent has been engaged by the Company in connection with the resale of the Resale Shares or ADSs covered by this prospectus supplement. A Selling Securityholder may, however, engage one or more broker-dealers, underwriters, dealers or agents in connection with a particular sale.

A Selling Securityholder may deposit Resale Shares with the custodian under the deposit agreement and receive ADSs representing those common shares. The deposit of Resale Shares and issuance of ADSs will not, by itself, constitute a sale of the underlying common shares. Subject to the terms of the deposit agreement, a holder of ADSs may also surrender ADSs for cancellation and withdraw the underlying common shares. Any deposit or withdrawal will be subject to applicable fees, expenses, taxes, governmental charges, transfer restrictions and documentation requirements.

Broker-dealers engaged by a Selling Securityholder may arrange for other broker-dealers to participate in sales. Broker-dealers, underwriters, dealers or agents may receive commissions, discounts or concessions from a Selling Securityholder or from purchasers of the securities in amounts to be negotiated. To the extent required by applicable law, the names of any underwriters, dealers or agents, the number of securities involved, the purchase price and consideration received by the Selling Securityholders, any applicable commissions, discounts or concessions and any other material terms of a particular offering will be set forth in a prospectus supplement or amendment.

A Selling Securityholder and any broker-dealer, underwriter, dealer, agent or other intermediary participating in a distribution of the Resale Shares or ADSs may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such persons and any profit realized on the resale of the securities may be deemed to be underwriting discounts or commissions under the Securities Act.

The Selling Securityholders and any other persons participating in a distribution of the Resale Shares or ADSs will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, to the extent applicable, Regulation M. Regulation M may limit the timing of purchases and sales of the Resale Shares, ADSs and related securities by a Selling Securityholder and other distribution participants. In addition, such persons may be subject to applicable prospectus-delivery or availability requirements under the Securities Act.

The Company may suspend the use of this prospectus supplement during any period in which an amendment or supplement is required so that the prospectus does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Company will use commercially reasonable efforts to lift any such suspension as promptly as practicable. The Selling Securityholders may not offer or sell any Resale Shares or ADSs under this prospectus during any period in which the use of this prospectus supplement has been suspended.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax considerations arising from and relating to the acquisition, ownership and disposition of common shares pursuant to this prospectus supplement and of ADSs representing such common shares. The discussion under the heading “—Tax Considerations Applicable to the Common Shares” below addresses the acquisition, ownership and disposition of common shares, and the discussion under the heading “—Tax Considerations Applicable to the ADSs” below separately addresses considerations applicable to the ADSs, including the United States federal income tax treatment of deposits of common shares in exchange for ADSs and surrenders of ADSs in exchange for the underlying common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential United States federal income tax considerations that may apply to a holder as a result of the acquisition, ownership and disposition of common shares or ADSs. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the United States federal income tax consequences to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any particular holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax (including Canadian tax) consequences to holders of the acquisition, ownership and disposition of common shares or ADSs, nor does it address any non-income tax considerations. Each holder and prospective purchaser of common shares or ADSs should consult its own tax advisor regarding the United States federal, state and local, and non-U.S. tax consequences of the acquisition, ownership and disposition of common shares and ADSs in light of its own particular circumstances.

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (whether final, temporary or proposed) (“Treasury Regulations”), published rulings and administrative pronouncements of the United States Internal Revenue Service (the “IRS”), published judicial decisions and the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), in each case as in effect and available as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the United States federal income tax considerations described in this summary. No legal opinion from United States legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the United States federal income tax consequences of the acquisition, ownership or disposition of common shares or ADSs. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary.

Tax Considerations Applicable to the Common Shares

U.S. Holders

As used in this summary, the term “U.S. Holder” means a beneficial owner of common shares (or, where the context requires under the heading “—Tax Considerations Applicable to the ADSs” below, ADSs) acquired pursuant to this prospectus supplement that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

The term “Non-U.S. Holder” means any beneficial owner of common shares or ADSs acquired pursuant to this prospectus supplement that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A Non-U.S. Holder should review the discussion under the heading “—U.S. Federal Income Tax Consequences to Non-U.S. Holders” below for more information.

Holders Subject to Special United States Federal Income Tax Rules

This summary addresses only persons or entities that hold common shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be applicable to holders subject to special treatment under U.S. federal income tax law, such as (without limitation): banks, insurance companies, underwriters and other financial institutions; cooperatives; pension plans; brokers, dealers or traders in securities, commodities or foreign currencies, and traders in securities that elect to use a mark-to-market method of accounting for their securities; regulated investment companies; real estate investment trusts; tax-exempt entities or organizations (including private foundations) and governmental organizations; U.S. expatriates or former long-term residents of the United States; persons holding common shares or ADSs as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; persons holding common shares or ADSs as a result of a constructive sale; entities that acquire common shares or ADSs that are treated as partnerships (and partners or investors in such partnerships and entities); S corporations and the shareholders of such corporations; U.S. Holders that hold common shares or ADSs in connection with a trade or business, permanent establishment or fixed base outside the United States; holders subject to the United States federal alternative minimum tax; U.S. Holders that have a “functional currency” other than the U.S. dollar; holders that acquired common shares or ADSs pursuant to the exercise or cancellation of employee stock options or otherwise as compensation for services; holders that are “controlled foreign corporations” or “passive foreign investment companies”; corporations organized outside the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. persons for U.S. federal income tax purposes; corporations that accumulate earnings to avoid U.S. federal income tax; persons that actually or constructively own 5% or more (by vote or value) of the outstanding common shares (including common shares represented by ADSs); or corporations subject to special tax accounting rules with respect to the common shares or ADSs. Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own tax advisors regarding the United States federal, state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership and disposition of common shares and ADSs.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares and ADSs.

U.S. Federal Income Tax Consequences to U.S. Holders

Distributions

Distributions (including constructive distributions) made on common shares generally will be included in a U.S. Holder’s income as ordinary dividend income (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current and accumulated earnings and profits (determined under U.S. federal income tax principles) as of the end of the Company’s taxable year in which the distribution occurs. With respect to dividends received by certain non-corporate U.S. Holders (including individuals), such dividends generally will be taxed at the applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied, including that the Company is eligible for the benefits of the Treaty or the common shares are readily tradable on an established securities market in the United States. However, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC (as defined below) for the tax year of such distribution or the preceding tax year. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and thereafter as capital gain from the sale or exchange of such common shares, which will be taxable according to the rules discussed under the heading “—Sale or Other Taxable Disposition of Common Shares” below. However, the Company may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on the common shares by a corporate U.S. Holder generally will not be eligible for the dividends received deduction. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is longer than one year at the time of the taxable disposition. Preferential tax rates may apply to long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals). Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” or “PFIC” within the meaning of Section 1297(a) of the Code for any year during a U.S. Holder’s holding period for its common shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of common shares.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of its gross income for such tax year is passive income (the “income test”) or (b) 50% or more of the value of its assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

The determination of whether the Company is a PFIC must be made separately for each tax year (under either the income test or the asset test) after the close of such tax year, and there can be no assurance with respect to the Company’s status as a PFIC for the current or any prior or future taxable year. The Company and any related entity express no opinion as to the Company’s or any related entity’s status as a PFIC for the current or any prior or future year, and the Company has not made, and does not intend to make, any determination as to its status as a PFIC for any tax year. No opinion of legal counsel or ruling from the IRS concerning the Company’s status as a PFIC has been obtained or is currently planned to be requested. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

Default PFIC Rules Under Section 1291 of the Code

If the Company were a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC (generally, any distribution received by a U.S. Holder during a tax year that is greater than 125% of the average annual distributions received by such U.S. Holder during the three preceding tax years or, if shorter, such U.S. Holder’s holding period), must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of the disposition or distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company were a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of the Company’s (a) net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for common shares in which the Company is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules on a prospective basis and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its common shares for taxable years prior to making a QEF Election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any Subsidiary PFIC, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to common shares only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance and other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that the common shares will be, or will remain, “marketable stock” for these purposes, and each U.S. Holder should consult its own tax advisor in this regard. The potential availability of a Mark-to-Market Election with respect to the ADSs is discussed below under “—Tax Considerations Applicable to the ADSs—Application of the PFIC Rules to the ADSs.”

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares. In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC. U.S. Holders should also consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. THE COMPANY HAS NOT MADE, AND DOES NOT INTEND TO MAKE, A DETERMINATION AS TO WHETHER IT IS OR HAS BEEN A PFIC FOR ANY TAX YEAR OR WHETHER IT WILL BE A PFIC FOR ANY FUTURE TAX YEAR. EACH PROSPECTIVE INVESTOR IN THE COMMON SHARES OR ADSs IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF THE COMMON SHARES OR ADSs IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on common shares and to the proceeds of a sale of common shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. Holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished in a timely manner to the IRS.

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Subject to the U.S. backup withholding rules described above, Non-U.S. Holders of common shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to, or gain on the sale or other disposition of, common shares or ADSs.

Non-U.S. Holders who are engaged in a trade or business in the United States and who receive payments with respect to common shares or ADSs that are effectively connected with such trade or business should consult their own tax advisors with respect to the U.S. tax consequences of the acquisition, ownership and disposition of common shares and ADSs. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares and ADSs.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. EACH HOLDER AND PROSPECTIVE PURCHASER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE TAX CONSIDERATIONS APPLICABLE TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Considerations Applicable to the ADSs

The following discussion addresses certain United States federal income tax considerations applicable to U.S. Holders of ADSs, including the United States federal income tax treatment of deposits of common shares in exchange for ADSs and surrenders of ADSs in exchange for the underlying common shares. This discussion should be read together with the discussion under the heading “—Tax Considerations Applicable to the Common Shares” above, which, except as otherwise indicated below, applies equally to U.S. Holders of ADSs, and is subject to the same assumptions, limitations and exclusions set forth above, including the discussion above under “—Holders Subject to Special United States Federal Income Tax Rules.” This discussion assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

Ownership of ADSs Generally; Deposits and Withdrawals

A U.S. Holder of ADSs generally will be treated for U.S. federal income tax purposes as the owner of the underlying common shares that are represented by such ADSs. Accordingly, no gain or loss generally will be recognized for U.S. federal income tax purposes upon the deposit of common shares with the custodian for the issuance of ADSs by the Depositary or upon the surrender of ADSs for cancellation and the withdrawal of the underlying common shares. A U.S. Holder’s tax basis in the common shares withdrawn generally will be the same as its tax basis in the ADSs surrendered therefor, and its holding period for such common shares generally will include the period during which such U.S. Holder held the ADSs; corresponding rules generally apply to determine a U.S. Holder’s tax basis and holding period in ADSs received upon a deposit of common shares.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described above, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Canadian withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each as described above, could be affected by actions taken by such parties or intermediaries.

Distributions on ADSs

Subject to the PFIC rules described above, distributions made on the common shares represented by ADSs generally will be treated for U.S. federal income tax purposes as made to the U.S. Holder of such ADSs and will be subject to U.S. federal income tax in the manner described above under “—Tax Considerations Applicable to the Common Shares—U.S. Federal Income Tax Consequences to U.S. Holders—Distributions,” that is, generally as ordinary dividend income (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current and accumulated earnings and profits (determined under U.S. federal income tax principles), and, because the Company may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, each U.S. Holder should assume that any distribution with respect to the ADSs will constitute ordinary dividend income. A U.S. Holder of ADSs generally will include a distribution in income on the date such distribution is actually or constructively received by the Depositary. The amount of any distribution paid in Canadian dollars or another foreign currency, and any related foreign currency gain or loss and foreign tax credit considerations, will be determined and treated in the manner described above under “—Receipt of Foreign Currency” and “—Foreign Tax Credit.”

Sale or Other Taxable Disposition of ADSs

Subject to the PFIC rules described above, upon the sale or other taxable disposition of ADSs, a U.S. Holder generally will recognize capital gain or loss in the manner described above under “—Tax Considerations Applicable to the Common Shares—U.S. Federal Income Tax Consequences to U.S. Holders—Sale or Other Taxable Disposition of Common Shares,” equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the ADSs. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs (including, as described above, any period during which the U.S. Holder held the underlying common shares prior to their deposit) is longer than one year at the time of the taxable disposition, and generally will be U.S. source gain or loss for foreign tax credit purposes. If the consideration received upon such a disposition is paid in a currency other than the U.S. dollar, the amount realized and any related foreign currency gain or loss will be determined in the manner described above under “—Receipt of Foreign Currency.”

Application of the PFIC Rules to the ADSs

Because a U.S. Holder of ADSs generally will be treated for U.S. federal income tax purposes as the owner of the underlying common shares represented by such ADSs, the PFIC rules described above under “—Tax Considerations Applicable to the Common Shares—U.S. Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules,” including the default rules of Section 1291 of the Code described above, generally will apply in the same manner to a U.S. Holder of ADSs as they apply to a U.S. Holder of common shares. For these purposes, a U.S. Holder’s holding period in the common shares represented by ADSs generally will include the period during which such U.S. Holder held the ADSs, and vice versa.

With respect to the Mark-to-Market Election described above, the ADSs are expected to be listed on Nasdaq, which is a national securities exchange registered with the SEC and a qualified exchange for these purposes. Accordingly, if the ADSs are listed on Nasdaq and are “regularly traded” within the meaning of the applicable Treasury Regulations (generally, traded, other than in de minimis quantities, on at least 15 days during each calendar quarter), a Mark-to-Market Election is expected to be available to a U.S. Holder of ADSs in the event that the Company were a PFIC for any tax year. However, no assurance can be given that the ADSs will be approved for listing on Nasdaq or that the ADSs will be, or will remain, “regularly traded” for these purposes, and, as described above, no Mark-to-Market Election may be made with respect to the stock of any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisor as to whether a Mark-to-Market Election is available or advisable with respect to the ADSs.

As described above under “—QEF Election,” a QEF Election may be made with respect to the Company only if the Company provides U.S. Holders with certain required information, and there can be no assurance that the Company will satisfy the applicable record keeping requirements or supply such information. Each U.S. Holder of ADSs should consult its own tax advisor regarding the availability of, and procedure for making, any election under the PFIC rules with respect to the ADSs, and regarding the annual IRS Form 8621 reporting requirements described above.

Information Reporting and Backup Withholding; Foreign Financial Asset Reporting

The information reporting, backup withholding and foreign financial asset reporting rules described above under “—Tax Considerations Applicable to the Common Shares—U.S. Federal Income Tax Consequences to U.S. Holders—Information Reporting and Backup Withholding” generally will apply in the same manner to payments of dividends on, and the proceeds of a sale or other disposition of, ADSs and to a U.S. Holder’s ownership of ADSs. Each U.S. Holder should consult its own tax advisor regarding the information reporting, backup withholding and other reporting rules applicable to its ownership and disposition of ADSs, including the requirement to file an IRS Form 8938 with respect to specified foreign financial assets.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs, INCLUDING THE DEPOSIT OF COMMON SHARES IN EXCHANGE FOR ADSs AND THE SURRENDER OF ADSs IN EXCHANGE FOR THE UNDERLYING COMMON SHARES. EACH HOLDER AND PROSPECTIVE PURCHASER OF ADSs SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE TAX CONSIDERATIONS APPLICABLE TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Resale Shares or ADSs involves a high degree of risk. Before deciding whether to invest, prospective investors should carefully consider the risk factors described below, together with the risks described under “Risk Factors” in the accompanying prospectus, the Annual Information Form and the other documents incorporated by reference herein and therein, as well as all other information contained in or incorporated by reference into the prospectus.

The risks and uncertainties described below and in the documents incorporated by reference are not the only risks and uncertainties that we face. Additional risks and uncertainties that are not presently known to us or that we currently consider immaterial may also adversely affect our business, financial condition, results of operations, prospects or the value of the common shares or ADSs. If any of these risks occurs, the trading price of the common shares or ADSs could decline, and investors could lose all or part of their investment.

The risk factors set forth below principally address risks relating to our liquidity and ability to continue as a going concern, the establishment and operation of the ADS facility, the proposed Nasdaq listing and the resale of the Resale Shares and ADSs by the Selling Securityholders and certain United States federal income tax considerations relating to an investment in the Resale Shares or ADSs. For risks relating more generally to our business, mineral properties, financial condition and operations, prospective investors should review the risk factors contained in the Annual Information Form and the other documents incorporated by reference into the prospectus.

We will require additional financing to carry out our currently planned operations, and there is material uncertainty regarding our ability to continue as a going concern.

Our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. As at March 31, 2026, we had working capital of approximately US$6.2 million and cash and cash equivalents of approximately US$5.7 million. Management estimates that these funds will not provide us with sufficient financial resources to carry out our currently planned operations through the next 12 months. Accordingly, we will require additional financing to complete our strategic objectives and continue as a going concern.

Although we have previously been successful in obtaining financing, there can be no assurance that we will be able to obtain adequate financing when required or that any financing will be available on terms acceptable to us. These material uncertainties may cast significant doubt on our ability to continue as a going concern. If we are unable to obtain sufficient financing, we may be required to delay, reduce or indefinitely postpone our exploration and development programs, reduce or cease operations, dispose of assets or relinquish interests in mineral properties. Any such outcome could have a material adverse effect on our business, financial condition, results of operations and the value of our common shares and ADSs.

Our unaudited condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets and liabilities that might be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The ADS facility and the Form F-6 registration statement may not become effective or operational when expected, or at all.

The establishment of the ADS facility is subject to the execution and effectiveness of the deposit agreement, the effectiveness of the registration statement on Form F-6, the appointment and operational readiness of the Depositary and custodian and the satisfaction of their respective legal, regulatory and operational requirements.

There can be no assurance that the Form F-6 registration statement will become effective when expected or at all, that the deposit agreement will become effective on the anticipated terms or that the ADS facility will become operational within the anticipated timeframe. Any delay or failure in establishing the ADS facility could delay or prevent the deposit of Resale Shares, the issuance of ADSs and the ability of the Selling Securityholders to resell ADSs representing Resale Shares.

The ADSs may not be approved for listing on Nasdaq, and an active trading market for the ADSs may not develop or be sustained.

The ADSs are expected to be listed on the Nasdaq Capital Market, subject to official notice of issuance and satisfaction of Nasdaq’s applicable initial listing requirements. There can be no assurance that Nasdaq will approve the ADSs for listing or that the Company will satisfy all applicable conditions to listing.

Even if the ADSs are approved for listing, an active, liquid and orderly trading market may not develop or, if developed, may not be sustained. The absence of an active trading market could make it difficult for holders to sell ADSs at desired times or prices and could result in increased price volatility and wider bid-ask spreads.

The ADSs may also be subject to delisting if the Company fails to satisfy Nasdaq’s continued listing requirements. A delisting could materially reduce the liquidity and market price of the ADSs, make it more difficult for holders to trade the ADSs and adversely affect the Company’s ability to raise capital or obtain other financing.

The market price of the ADSs may be volatile and may differ from the market price or value of the underlying common shares.

Each ADS will represent 20 common shares. The market price of the ADSs may not accurately reflect the market price or value of the common shares represented by the ADSs.

Differences in trading currencies, trading hours, market liquidity, investor demand, settlement systems, foreign-exchange rates, depositary fees and expenses and the availability of common shares for deposit or withdrawal may cause the trading price of the ADSs to differ, potentially materially, from the value of the underlying common shares.

Because the common shares are not expected to be listed on a United States national securities exchange, U.S. investors may have limited access to a contemporaneous U.S. market price for the underlying common shares against which to compare the trading price of the ADSs.

The market price of the ADSs may also be affected by factors unrelated to our operating performance, including market conditions affecting junior mining companies, fluctuations in commodity prices, changes in investor sentiment, the liquidity of our securities and actual or anticipated sales by existing securityholders.

Holders of ADSs will not have the same rights as direct holders of common shares and may be unable to exercise voting and other shareholder rights on the same terms or timetable.

ADS holders will not be treated as registered shareholders of the Company. Instead, they will exercise rights relating to the common shares represented by the ADSs through the Depositary and in accordance with the deposit agreement.

The Depositary will be the registered holder of the deposited common shares. ADS holders may exercise voting rights only by instructing the Depositary in accordance with the procedures and deadlines established under the deposit agreement. Those procedures and deadlines may prevent ADS holders from exercising voting rights on the same terms or timetable as direct holders of common shares.

The Depositary may not receive voting materials sufficiently in advance of a shareholder meeting to permit it to distribute those materials and obtain timely voting instructions from ADS holders. ADS holders may also be unable to exercise dissent, appraisal, pre-emptive, subscription or other rights available to direct holders of common shares, except to the extent provided under the deposit agreement and applicable law.

Accordingly, ADS holders may have fewer practical rights than direct holders of common shares.

Holders of ADSs may be subject to limitations or delays in the transfer, deposit or withdrawal of ADSs and the underlying common shares.

ADSs will generally be transferable on the books of the Depositary. However, the Depositary may close its transfer books or refuse to deliver, transfer or register transfers of ADSs when it considers it necessary or advisable under the deposit agreement, applicable law or the requirements of a governmental authority.

The deposit or withdrawal of common shares may also be restricted, suspended or delayed due to legal, regulatory, tax, market or operational considerations, the closure of the transfer books of the Company or the Depositary, defects in documentation, limitations imposed by securities laws or the absence of an effective registration statement or available exemption from registration.

Any such restriction, suspension or delay could impair a holder’s ability to convert common shares into ADSs, surrender ADSs and receive the underlying common shares or settle transactions in a timely manner.

The Depositary may charge fees and expenses and may deduct amounts from distributions payable to ADS holders.

The Depositary may charge fees for issuing and cancelling ADSs, distributing cash or securities, administering the ADS facility and performing other services. ADS holders may also be responsible for taxes, governmental charges, currency-conversion expenses, transfer or registration fees and other costs.

The Depositary may deduct its fees and expenses and applicable taxes or governmental charges from cash distributions or the proceeds of sales of securities or other property. These charges may reduce the amount of distributions received by ADS holders and may increase the cost of depositing or withdrawing common shares.

The fees and expenses payable under the deposit agreement may change from time to time in accordance with its terms.

ADS holders may not receive distributions on the underlying common shares, or may receive less value than direct holders of common shares.

The Depositary will generally distribute cash, securities or other property received in respect of the deposited common shares, after deducting applicable fees, expenses, taxes and governmental charges. However, the Depositary may determine that a distribution is unlawful, impracticable or not reasonably capable of being made available to ADS holders.

For example, a distribution of securities may require registration under the Securities Act or another applicable law, and the Company may have no obligation to register those securities or take other actions necessary to make the distribution available to ADS holders.

In those circumstances, the Depositary may sell the distributed securities or property and distribute the net proceeds, may hold the securities or property as deposited securities or may be unable to make any distribution. As a result, ADS holders may receive less value than direct holders of common shares or may receive no value from a distribution.

Changes to the ADS ratio could affect the market price and liquidity of the ADSs.

Each ADS is initially expected to represent 20 common shares. The Company and the Depositary may, subject to the terms of the deposit agreement and applicable law, amend the ADS-to-common-share ratio in the future.

A change in the ADS ratio could result in a mandatory exchange, cancellation or issuance of ADSs and could affect the trading price, liquidity and volatility of the ADSs. It could also result in fractional entitlements for which ADS holders may receive cash rather than ADSs.

Sales by the Selling Securityholders, or the perception that such sales may occur, could adversely affect the market price of the common shares and ADSs.

This prospectus supplement registers the resale from time to time of a substantial number of common shares, including common shares represented by ADSs, by the Selling Securityholders. The Selling Securityholders will determine whether, when and in what amounts they sell their securities, and we will have no control over the timing or volume of those sales.

Actual or anticipated sales of a substantial number of Resale Shares or ADSs could increase the number of securities available for public trading and could depress the market price of the common shares and ADSs. Such sales could also increase price volatility and impair our ability to raise capital through future sales of equity securities.

The market price of the common shares or ADSs may decline even if the Selling Securityholders do not sell all of the securities registered under this prospectus supplement, because investors may perceive that such sales could occur.

The Selling Securityholders may resell common shares outside the ADS facility, even though the common shares will not be listed on a United States national securities exchange.

The Selling Securityholders may resell the Resale Shares directly as common shares or may deposit the Resale Shares and resell them in the form of ADSs. The common shares are not expected to be listed on a United States national securities exchange.

Accordingly, common shares sold directly in the United States may be less liquid than ADSs and may trade through privately negotiated transactions or other markets at prices that differ from the trading price of the ADSs or the common shares on the TSXV.

The existence of separate trading or resale channels for the common shares and ADSs could result in pricing disparities, reduced liquidity, settlement complexity and increased volatility.

The Company will not receive any proceeds from sales by the Selling Securityholders.

The Company will not receive any proceeds from the sale of Resale Shares or ADSs by the Selling Securityholders. All net proceeds from such sales will be received by the applicable Selling Securityholder.

Accordingly, although the resale registration may increase the liquidity of the Resale Shares, the Company will not receive additional capital from the sales covered by this prospectus supplement and will not be able to use those proceeds to fund exploration, development, working capital or other corporate purposes.

The Company will nevertheless bear expenses associated with registering the Resale Shares and establishing the ADS facility, other than any underwriting discounts, selling commissions, transfer taxes and other selling expenses incurred by the Selling Securityholders.

The Company may be unable to maintain the effectiveness or currentness of the prospectus required for resales or deposits into the ADS facility.

The ability of the Selling Securityholders to resell Resale Shares under this prospectus supplement, or to deposit Resale Shares into the ADS facility in circumstances requiring an effective registration statement, may depend on the continued effectiveness of the Form F-10 registration statement and the prospectus remaining current and compliant with applicable securities laws.

The Company may be required to amend or supplement the prospectus to reflect material developments, update selling-securityholder information or correct a material misstatement or omission. During any period in which the prospectus may not be used, resales or deposits of Resale Shares may be delayed or suspended.

There is no registration-rights agreement obligating the Company to maintain the effectiveness of the registration statement or to keep this prospectus available for any specified period. Accordingly, Selling Securityholders should not assume that this prospectus will remain available indefinitely.

We may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Resale Shares or ADSs.

In general, the Company will be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any tax year in which (a) 75% or more of its gross income for such tax year is passive income or (b) 50% or more of the value of its assets (based on the quarterly average of the fair market value of such assets) either produce passive income or are held for the production of passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, although active business gains arising from the sale of commodities generally are excluded from passive income if certain requirements are satisfied. In determining whether the Company is a PFIC, the Company will be treated as holding a proportionate share of the assets, and receiving directly a proportionate share of the income, of any corporation in which it owns, directly or indirectly, 25% or more of the total value of the outstanding shares.

If the Company were classified as a PFIC for any tax year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations” in this prospectus supplement) holds Resale Shares or ADSs, such U.S. Holder generally would be subject to potentially adverse U.S. federal income tax consequences, including increased tax liability and an interest charge on any gain recognized on a sale or other disposition of the Resale Shares or ADSs and on the receipt of certain “excess distributions,” the taxation of dividends at ordinary income rates rather than at the preferential rates applicable to “qualified dividend income,” and additional annual reporting requirements (including the requirement to file an IRS Form 8621), in each case unless the U.S. Holder makes certain elections, which may not be available and which, if available, may themselves accelerate the recognition of taxable income. In addition, if the Company were classified as a PFIC for any tax year during which a U.S. Holder holds Resale Shares or ADSs, the Company generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds Resale Shares or ADSs, even if the Company subsequently ceased to satisfy the tests described above, unless certain elections are made.

The determination of whether the Company is a PFIC is a fact-intensive determination that must be made annually after the close of each tax year, and there can be no assurance with respect to the Company’s status as a PFIC for the current or any prior or future tax year. The Company has not made, and does not intend to make, any determination as to its status as a PFIC for any tax year, and the Company and any related entity express no opinion as to the Company’s or any related entity’s status as a PFIC for the current or any prior or future year. No opinion of legal counsel or ruling from the IRS concerning the Company’s status as a PFIC has been obtained or is currently planned to be requested. Prospective investors should review the discussion under “Certain United States Federal Income Tax Considerations” in this prospectus supplement and are strongly urged to consult their own tax advisors regarding the potential application of the PFIC rules to an investment in the Resale Shares or ADSs in light of their own particular circumstances.

LEGAL MATTERS

Certain legal matters relating to the registration and resale of the Resale Shares will be passed upon on behalf of the Company by Nauth LPC with respect to United States federal securities law.

AUDITOR, TRANSFER AGENT AND DEPOSITARY

The auditor of the Company is Davidson & Company LLP. The transfer agent and registrar for the common shares is Endeavor Trust Corporation. The depositary for the ADSs is expected to be The Bank of New York Mellon. The custodian under the deposit agreement will be CIBC Mellon Trust Company.

INTERESTS OF EXPERTS

Information regarding the interests of the experts whose reports, opinions or statements are included or incorporated by reference in the prospectus is set forth under “Interests of Experts” in the accompanying prospectus and in the documents incorporated by reference therein.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permit certain information about these securities to be determined after this Prospectus has become final and that permit the omission from this Prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities will be filed with the United States Securities and Exchange Commission. These securities may not be sold in the United States nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Scorpio Gold Corporation at Suite 750, 1095 West Pender Street, Vancouver, British Columbia, V6E 2M6, Canada (telephone: (604) 685-6100) and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	July 6, 2026

$100,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

DEBT SECURITIES

COMMON SHARES REPRESENTED BY DEPOSITARY SHARES

UNITS

________

Scorpio Gold Corporation (the “Company”, “Scorpio” or “Scorpio Gold”) may offer for sale hereunder and issue, from time to time, the following securities: (a) common shares in the capital of the Company (“Common Shares”); (b) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); (c) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”); (d) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “Debt Securities”); (e) Common Shares represented by depositary shares, including American depositary shares (“Depositary Shares”); and (f) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts, Warrants, and/or Common Shares represented by Depositary Shares offered together as a unit (“Units” and, together with the Common Shares, Warrants, Subscription Receipts, Debt Securities, and Depositary Shares, the “Securities”), or a combination thereof in one or more series or issuances, with the total gross proceeds not to exceed $100,000,000 during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. One or more securityholders (each, a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

The specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Company or subsidiary of the Company. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company and the Selling Securityholder(s) may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. This Prospectus may qualify an “at-the market distribution” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”). A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company or the Selling Securityholder(s), if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The sale of Securities may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at the-market distributions”, including sales made directly on the TSX Venture Exchange (the “TSXV”), or other existing trading markets for the Securities, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at the market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the offered Securities. See “Plan of Distribution”.

Matthew R. Dumala and Art Ibrado, the authors of the Technical Report (defined below) reside outside of Canada and have appointed the Company as agent for service of process at Suite 750 – 1095 West Pender Street, Vancouver, BC V6E 2M6. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “SGN”, on the Börse Frankfurt (Frankfurt Stock Exchange) (the “Frankfurt Exchange”) under the symbol “RY9” and on the OTCQB® Venture Market by OTC Markets Group (the “OTCQB”) under the symbol “SRCRF”. On July 3, 2026, the last trading day outside of the United States prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $0.31 and the closing price of the Common Shares on the Frankfurt Exchange was €0.174. On July 2, 2026, the last trading day in the United States prior to the date of this Prospectus, the closing price of the Common Shares on the OTCQB was US$0.21.

Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units (other than the Common Shares underlying the Units) will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

Scorpio is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Scorpio prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ from accounting principles generally accepted in the United States of America.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

Prospective investors should be aware that the acquisition and disposition of the Securities described herein may have tax consequences. Prospective investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the Securities. See “Certain Income Tax Considerations” in this Prospectus.

Prospective investors should be aware that the acquisition, exercise or disposition of the Securities described herein may have tax consequences in the United States. This Prospectus does not discuss U.S. tax consequences, and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are not residents of the United States, that some or all of the underwriters or experts named in this Prospectus or any applicable Prospectus Supplement may not be residents of the United States and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities Under U.S. Securities Laws”.

The Company is not making and will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdiction.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company’s head office and registered and records office is located at Suite 750 – 1095 West Pender Street, Vancouver, BC V6E 2M6.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement. Scorpio has not authorized anyone to provide you with different information. Scorpio is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any Prospectus Supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company or a Selling Securityholder may offer. Each time the Company or any Selling Securityholder sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering to the extent required under applicable securities laws except in cases where an exemption from such delivery is available. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Scorpio” or the “Company” include Scorpio Gold Corporation and each of its subsidiaries.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in United States dollars.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “US$” are to United States dollars and references to “€” are to the Euro currency. On July 3, 2026, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.4201 or $1.00 = US$0.7042, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.6248 or $1.00 = €0.6155.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, contain certain information that may constitute “forward-looking information” and “forward-looking statements”, within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 , which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or state that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved”, and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. The forward-looking statements included in this Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, include, but are not limited to, statements with respect to:

●	the performance of the Company’s business and operations;

●	the development, expansion, and assumed future results of operations of the Company’s projects;

●	the intention to grow the business and operations of the Company;

●	the applicability of certain laws, regulations, and any amendments thereof;

●	the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favourable terms;

●	anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Company, particularly in relation to (but not limited to) potential receipt or retention of regulatory approvals;

●	anticipated actions of various governments;

●	the estimation of mineral resources;

●	anticipated conclusions of economic assessments of projects;

●	the accuracy of capital and operating cost estimates for projects;

●	the ability to attract and retain skilled staff and consultants under existing or future agreements;

●	requirements for additional capital;

●	the ability of the Company to generate cash flow from operations;

●	expectations of market prices and costs;

●	income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;

●	the competitive and business strategies of the Company;

●	the success of exploration programs;

●	the realization of mineral resource estimates;

●	continuation of rights to explore and mine;

●	future metal prices and currency exchange rates;

●	exploration, development and expansion plans and objectives;

●	the ability to expand existing mineral resources, generally;

●	the future development, costs and outcomes of the Company’s exploration projects;

●	the success of undeveloped mining activities; and

●	permits and licenses, treatment under governmental regulatory regimes.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus and any Prospectus Supplement the Company has applied several material assumptions including, but not limited to, assumptions respecting: (i) its ability to obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which the Company operates; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government regulation of its activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) its ability to obtain qualified staff, consultants, management, equipment, and services in a timely and cost efficient manner; (ix) its ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the likelihood of social unrest; (xv) the likelihood of the failure of counterparties to perform their contractual obligations; (xvi) changes in priorities, plans, strategies and prospects; (xvii) general economic, industry, business and market conditions; (xviii) disruptions or changes in the credit or securities markets; (xix) changes in law, regulation, or application and interpretation of the same; (xx) the ability to implement business plans and strategies, and to pursue business opportunities; (xxi) rulings by courts or arbitrators, proceedings and investigations; (xxii) inflationary pressures; (xxiii) the future impacts of pandemics or future significant new diseases; and (xxiv) various other events, conditions or circumstances that could disrupt its priorities, plans, strategies and prospects.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements. Historical results of operations and trends that may be inferred from the information contained in this Prospectus may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise funds.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors”, elsewhere in this Prospectus and in documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING TECHNICAL DISCLOSURE

Disclosure about our exploration properties in this Prospectus uses certain terms, including the term “Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards.

This Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this Prospectus, which differ in certain material respects from the disclosure requirements of United States securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements under United States securities laws.

Accordingly, information contained and incorporated by reference into this Prospectus that describes the Company’s mineral deposits or mineral resources may not be comparable to similar information made public by issuers subject to the reporting and disclosure requirements applicable to domestic United States issuers under United States securities laws.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

The Company is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). Most of its directors and officers reside outside of the United States, and a substantial portion of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company will file with the SEC, concurrently with the Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York 10168, USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The Company files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The Company’s Canadian filings are available on SEDAR+ at www.sedarplus.ca.

The Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by the Company with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Scorpio Gold at Suite 750 – 1095 West Pender Street, Vancouver, BC V6E 2M6 (telephone: (604) 685-6100) and are also available electronically on SEDAR+, which can be accessed electronically at www.sedarplus.ca. The filings of the Company on SEDAR+ are not incorporated by reference in this Prospectus except as specifically set out herein. Documents filed with, or furnished to, the SEC are available through the EDGAR at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated May 22, 2026 for the year ended December 31, 2025 (the “AIF”);

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, together with the notes thereto and the auditors’ reports thereon (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2025 and 2024 (the “Annual MD&A”);

(d)	the interim condensed consolidated unaudited financial statements of the Company for the three months ended March 31, 2026, together with the notes thereto (the “Interim Financial Statements”), excluding the notice to reader indicating that the Interim Financial Statements had not been reviewed by an auditor;

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2026 (the “Interim MD&A”); and

(f)	the management information circular of the Company dated May 5, 2026, prepared in connection with the Company’s annual meeting of shareholders held on June 9, 2026;

(g)	the amended and restated technical report with an effective date of June 4, 2025 and an issue date of April 23, 2026 entitled “Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada” authored by Matthew R. Dumala, P.Eng. and Art Ibrado, PhD, PE (the “Technical Report”);

(h)	the material change report of the Company dated April 24, 2025, in respect of the closing of a second tranche of a non-brokered private placement for gross proceeds of $1,703,411;

(i)	the material change report of the Company dated May 29, 2025, in respect of the appointment of Leo Hathaway to the Company’s Board of Directors and management team as Executive Technical Director;

(j)	the material change report of the Company dated July 25, 2025, in respect of the granting of stock options and restricted share units to certain consultants and employees of the Company;

(k)	the material change report of the Company dated July 25, 2025, in respect of the entry into of a definitive purchase agreement for the sale of MRG (defined herein);

(l)	the material change report of the Company dated August 26, 2025, in respect of the completion of the sale of Mineral Ridge Gold, LLC (“MRG”), a subsidiary of the Company’s wholly-owned subsidiary, Scorpio Gold (US) Corporation;

(m)	the material change report of the Company dated September 4, 2025, in respect of the closing of a non-brokered private placement for gross proceeds of $8 million;

(n)	the material change report of the Company dated October 23, 2025, in respect of the engagement of Sideways Frequency LLC to provide certain marketing and investor awareness services;

(o)	the material change report of the Company dated December 4, 2025, in respect of the receipt of the first deferred payment from the sale of MRG;

(p)	the material change report of the Company dated January 14, 2026, in respect of the Company entering into a property option agreement to acquire a 100% interest in the 32 unpatented lode mining claims known as the Betty East Property, located in Nye County, Nevada; and

(q)	the material change report of the Company dated January 19, 2026, in respect of the Company’s grant of 6,465,000 incentive stock options to certain directors, officers, and consultants of the Company.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”) (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca. In addition, all documents filed on Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, only as expressly provided in such document.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of securities, disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) pertaining to a distribution of securities will be filed under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of securities hereunder.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of common shares of the Company being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the information circular for the preceding annual general meeting of holders of common shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder.

THE COMPANY

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Securities. You should carefully read the entire Prospectus and any applicable Prospectus Supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

The Company was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) under the name “Cincoro Capital Corp.” on May 29, 2006. The Company was initially listed as a capital pool company under the policies of the TSXV and completed its Qualifying Transaction (as that term is defined in TSXV Policy 2.4, the “Qualifying Transaction”) on June 11, 2009. At the closing of the Qualifying Transaction, the Company changed its name from “Cincoro Capital Corp.” to “Scorpio Gold Corporation”.

As of the date of this Prospectus, the Company is a reporting issuer in British Columbia and Alberta.

The Common Shares are listed for trading on the TSXV under the symbol “SGN”, the Frankfurt Stock Exchange under the symbol “RY9”, and the OTCQB under the symbol “SRCRF”.

The Company’s head office and registered office is located at Suite 750 – 1095 West Pender Street, Vancouver, BC V6E 2M6.

Business of the Company

Scorpio is a mineral exploration and development company engaged in the acquisition, exploration and development of gold projects in Nevada, USA, with its flagship asset being the Manhattan property, located in the Manhattan Mining District in Nye County, Nevada (the “Manhattan Property”). The Manhattan Property is located in the Walker Lane Trend of Nevada, USA and lies approximately 53 kilometers north-northeast of Tonopah, Nevada.

The Manhattan Property encompasses several properties and claim blocks with previous mining and exploration history that have been acquired by Scorpio Gold, including the Goldwedge property, encompassing the Goldwedge Mine and additional associated patented and unpatented lode claims; the Manhattan property, encompassing the closed Manhattan Mine and additional associated patented lode and unpatented lode and placer claims; the Keystone-Jumbo property, encompassing the historical Keystone-Jumbo Mine and additional associated unpatented lode claims; and several large blocks of (primarily unpatented) lode claims outside of the aforementioned core historical mining/exploration areas.

For additional information regarding the Company and its business, please consult the AIF incorporated by reference herein, which has been filed on SEDAR+ and can be reviewed at www.sedarplus.ca under the Company’s issuer profile. See “Documents Incorporated by Reference”.

Recent Developments

There have been no further material developments in the business of the Company since the date of the AIF that have not otherwise been disclosed in this Prospectus or the documents incorporated by reference herein. A summary of developments over the past three fiscal years can be found in the section entitled “General Development of the Business” in the AIF, which is available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

Other than as set forth in this section, there have been no material changes in the share and loan capital of the Company since March 31, 2026, the date of the Interim Financial Statements. The following table sets forth the consolidated capitalization of the Company (i) as at the date of the Interim Financial Statements and (ii) as at the date of this Prospectus. The table should be read in conjunction with the Interim Financial Statements, including the notes thereto and the related management’s discussion and analysis, which are incorporated by reference in this Prospectus.

	Amount Outstanding as of March 31, 2026 (unaudited)	Amount Outstanding as of the Date of this Prospectus (unaudited)
Share Capital (US$)	90,103,607	90,267,049 (1)
Common Shares	302,296,694	302,964,194(2)
Warrants(3)	2,765,000	1,960,000(4)
Stock Options	24,287,091	26,487,091(5)
Restricted Share Units	7,930,000	7,930,000
Indebtedness (US$)	499,477	499,477

Notes:

(1)	Subsequent to March 31, 2026, the Company issued 667,500 Common Shares upon the exercise of warrants, resulting in total proceeds of US$116,206. The Company also transferred US$47,236, representing the fair value of the exercised warrants, from the reserve account to the share capital account.

(2)	The Company issued 667,500 Common Shares pursuant to warrant exercises.

(3)	Including finders’ warrants.

(4)	Subsequent to March 31, 2026, 667,500 warrants were exercised and 137,500 warrants expired.

(5)	Subsequent to March 31, 2026: on April 10, 2026, the Company issued 1,700,000 stock options; and on April 24, 2026, the Company issued 500,000 stock options.

USE OF PROCEEDS

Unless otherwise specified in the Prospectus Supplement, the Company currently expects to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Company’s mineral properties, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes. More detailed information regarding the use of proceeds from a sale of Securities will be included in the applicable Prospectus Supplement.

The Company generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Company anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the Company’s mineral properties. To the extent that the Company has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow. For more information regarding risks related to the profitability of the Company’s exploration and operating activities, see “Risk Factors – Nature of Mineral Exploration and Mining” in the AIF, which is incorporated by reference in this Prospectus.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.

Business Objectives and Milestones

Each Prospectus Supplement will contain specific information concerning the use of proceeds from the particular sale of Securities, including a description of the business objectives and milestones to be accomplished in respect of such sale.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders. The terms under which Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her, them or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by him, her, them or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may, from time to time, offer for sale and issue Securities during the 25-month period that this Prospectus remains valid. The Company or any Selling Securityholder may issue and sell up to $100,000,000, in the aggregate, of Securities.

The Company or any Selling Securityholder may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company or the Selling Securityholder(s) from the sale of the Securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in NI 44-102, including sales made directly on the TSXV or other existing markets for the Securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased pursuant thereto.

The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the offered Securities.

In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of the Securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, the Warrants, Subscription Receipts, the Debt Securities, and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts, Debt Securities, and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Warrants, Subscription Receipts, Debt Securities, and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Unless otherwise specified in a Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and may not be offered or sold or otherwise transferred or disposed of in the United States or to, or for the account of, U.S. Persons absent registration or pursuant to an applicable exemption from the U.S. Securities Act and applicable state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these Securities within the United States or to, or for the account or benefit of, U.S. Persons.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 302,964,194 Common Shares are issued and outstanding as at the date of this Prospectus.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions. The holders of the Common Shares, subject to the prior rights, if any, of any other class of Common Shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company on a pro rata basis.

Warrants

This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. The Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from such other securities. Warrants may be issued under one or more warrant indentures or warrant agency agreements between the Company and one or more banks or trust companies acting as warrant agent.

The Company will not offer Warrants pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Warrants so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.

The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants being offered;

●	the price at which the Warrants will be offered;

●	the date or dates on which the Warrants may be exercised, including any “early termination” provisions;

●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants;

●	the exercise price of the Warrants;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities issuable upon exercise of the Warrants, (ii) the exercise price of the Warrants and (iii) the term of the Warrants;

●	whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	whether the Warrants will be listed on any exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	material Canadian and United States federal income tax consequences of purchasing the Warrants; and

●	any other material terms or conditions of the Warrants.

The statements made in this Prospectus relating to any Warrants to be issued under this Prospectus, or the warrant indenture or warrant agreement, if applicable, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Warrants and any applicable warrant indenture or warrant agreement. Prospective investors should refer to the terms of specific Warrants being offered, including any applicable warrant indenture or warrant agreement.

The terms and conditions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts issued pursuant to this Prospectus. Subscription Receipts issued under this Prospectus will generally be exchangeable for Common Shares, Warrants, Debt Securities, Units, or Depositary Shares without payment of any additional consideration, upon the occurrence of certain events or the satisfaction of certain conditions. The Company may issue Subscription Receipts independently or together with other securities, and Subscription Receipts sold with other securities may be attached to or separate from such other securities. Subscription Receipts will generally be issued under a subscription receipt agreement between the Company and a trust company acting as escrow agent.

The Company will not offer Subscription Receipts pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Subscription Receipts so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Subscription Receipts will be offered for sale.

The particular terms and provisions of Subscription Receipts offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include some or all of the following:

●	the aggregate number of Subscription Receipts being offered;

●	the price at which the Subscription Receipts will be offered;

●	the number and class of securities issuable in exchange for the Subscription Receipts;

●	the terms and number of securities issuable in exchange for the Subscription Receipts;

●	the conditions that must be satisfied before the Subscription Receipts are exchanged for Common Shares or other securities of the Company;

●	the procedures and mechanics for the exchange of the Subscription Receipts into Common Shares or other securities of the Company;

●	material Canadian and United States federal income tax consequences of purchasing the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts.

The statements made in this Prospectus relating to any Subscription Receipts to be issued under this Prospectus, or the applicable subscription receipt agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Subscription Receipts and the applicable subscription receipt agreement. Prospective investors should refer to the terms of specific Subscription Receipts being offered, including the applicable subscription receipt agreement.

Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The Company may issue Debt Securities independently or together with other securities, and Debt Securities sold with other securities may be attached to or separate from such other securities. Debt Securities will generally be issued under one or more trust indentures between the Company and one or more banks or trust companies acting as trustee.

The Company will not offer Debt Securities pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Debt Securities so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Debt Securities will be offered for sale. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

●	the aggregate principal amount of Debt Securities being offered and the offering price;

●	the denomination and currency in which the Debt Securities will be offered;

●	the date or dates on which the Debt Securities will mature and the portion of the outstanding principal payable upon maturity;

●	the rate or rates at which the Debt Securities will bear interest, the date or dates on which such interest will begin to accrue and be payable and the record dates for any such interest;

●	the circumstances that will constitute an “event of default” under the Debt Securities and the consequences of an event of default under the Debt Securities;

●	the terms and conditions upon which the Company may be required to redeem, repay or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which the Company may be permitted to redeem the Debt Securities, in whole or in part, at its option;

●	the terms, if any, upon which the Debt Securities may be converted into or exchanged for Common Shares or other securities of the Company;

●	whether the Debt Securities will be senior debt or subordinated to other indebtedness of the Company;

●	the terms, if any, upon which the Company may be permitted or restricted from the issuance of additional securities, the incurring of additional indebtedness or subject to other material negative covenants;

●	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Debt Securities will be listed on any exchange;

●	material Canadian and United States federal income tax consequences of purchasing the Debt Securities; and

●	any other material terms or conditions of the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-Canadian dollar currency or currencies or non-Canadian dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

If any Debt Securities being offered will be guaranteed by one or more subsidiaries of the Company, (a) the Prospectus Supplement relating to such offering will include the credit supporter disclosure about the guarantors required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, (b) the Company will file with the Prospectus Supplement relating to such offering any undertaking in respect of credit supporter disclosure required by paragraph 4.2(a)(ix) of NI 44-101, which undertaking may be to provide disclosure in respect of the Company and its subsidiaries similar to the disclosure required under section 12.1 of Form 44-101F1, and (c) the related credit supporter will sign a certificate to the Prospectus Supplement as required by section 5.12 of NI 41-101.

The statements made in this Prospectus relating to any Debt Securities to be issued under this Prospectus or the applicable trust indenture are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Debt Securities and any applicable trust indenture. Prospective investors should refer to the terms of specific Debt Securities being offered, including the applicable trust indenture.

Description of Common Shares Represented by Depositary Shares

The following is a brief summary of certain general terms and provisions of the Depositary Shares that may represent Common Shares offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Depositary Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Depositary Shares, and the extent to which the general terms and provisions described below may apply to such Depositary Shares will be described in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Deposit Agreement (as defined herein). To the extent that any particular terms of the Depositary Shares or the Deposit Agreement described in a Prospectus Supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that Prospectus Supplement relating to such Depositary Shares.

We may, at our option, elect to offer Depositary Shares, including American depositary shares, that represent either a whole Common Share, multiple Common Shares or a fraction of a Common Share as more fully described below. Investors may hold American Depositary Shares either: (A) directly (i) by having an American Depositary Receipt (an “ADR”), which is a certificate evidencing a specific number of American Depositary Shares, registered in the investors name; or (ii) by having uncertificated American Depositary Shares registered in the investors name; or (B) indirectly by holding a security entitlement in American Depositary Shares through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

Any Common Share(s) (or fractional Common Shares) represented by Depositary Shares will be deposited under one or more deposit agreements (the “Deposit Agreement”) among the Company, a depositary to be named in the applicable Prospectus Supplement, and the holders and beneficial owners from time to time of Depositary Shares issued thereunder. Subject to the terms of the applicable Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable multiple or fraction of a Common Share represented by the Depositary Shares, to certain contractual rights with respect to the Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights).

Immediately following our issuance of Common Shares that will be represented by Depositary Shares, we will deposit the Common Shares with the depositary.

Dividends and other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the Common Shares to the record holders of the Depositary Shares relating to the Common Shares in proportion to the number of the Depositary Shares owned by those holders, after deduction of applicable fees and taxes.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by those holders, unless the depositary determines that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distributions, in which case the depositary may adopt any method as it deems equitable and practicable for the purpose of effecting the distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at the place or places and upon those terms as it may deem proper. The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the depositary on account of taxes or other governmental charges and the amount of fees payable to the depositary for making the distribution. To the extent there is insufficient distributable cash and the depositary is unable to otherwise collect a fee from holders of Depositary Shares and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to holders of Depositary Shares that are obligated to pay that fee and apply the net proceeds of sale to pay that fee.

Redemption of Depositary Shares

If any Common Shares underlying the Depositary Shares are subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from any redemption, in whole or in part, of the Common Shares held by the depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the Common Shares. If the Company redeems Common Shares held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares representing the Common Shares so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption, all rights of the holders of those Depositary Shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of the Depositary Shares were entitled upon such redemption, upon surrender to the depositary of those Depositary Shares. Applicable fees of the depositary and any applicable taxes will be deducted from the payments surrendering holders will receive.

Voting Rights

Upon receipt of notice of any meeting at which the holders of any Common Shares are entitled to vote, the depositary will, if requested in writing by the Company, mail or otherwise make available the information contained in the notice of meeting and any related materials to the record holders of the Depositary Shares relating to the Common Shares as of a record date set by the depositary. Each record holder of the Depositary Shares as of that record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of Common Shares represented by that holder’s Depositary Shares. The depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of Common Shares represented by the Depositary Shares in accordance with the instructions, provided the instruction is received by a cut-off date established by the depositary, and the Company will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the Common Shares to the extent it does not receive specific instructions from the holders of Depositary Shares representing the Common Shares. If the Company does not instruct the depositary to solicit voting instructions, registered holders of Depositary Shares may still send instructions and the depositary may endeavor to carry out those instructions, but it is not required to do so.

Withdrawal

Holders of Depositary Shares may surrender their Depositary Shares for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Common Shares underlying the Depository Shares to the holder of Depositary Shares or a person the holder designates at the office of the custodian. If ADRs delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related Common Shares to be withdrawn, the depositary will deliver to the holder or upon his or her order at the same time the excess number of Depositary Shares.

Charges of Depositary

The Company will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. The Company will pay the charges of the depositary in connection with the initial deposit of the related Common Shares and the initial issuance of the offered Depositary Shares. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and all other fees and charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

If requested by the Company, the depositary will forward to the holders of Depositary Shares reports and communications from Scorpio that are delivered to the depositary. The depositary’s office location will be identified in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the depositary will act as transfer agent and registrar for Depositary Shares.

Prospective purchasers of Depositary Shares should be aware that certain tax, accounting and other considerations may be applicable to instruments such as Depositary Shares. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Depositary Shares.

Units

This section describes the general terms that will apply to any Units issued pursuant to this Prospectus. The Company may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination.

Each Unit will be issued so that the purchaser of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Company will not offer Units pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Units so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Units will be offered for sale. A Prospectus Supplement in respect of any Units issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Units offered;

●	the price at which the Units will be offered;

●	the designation, number and terms of the Securities comprising the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of the Securities;

●	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

●	the date on and after which the Securities comprising the Units will be separately transferable;

●	whether the Securities comprising the Units will be listed on any securities exchange;

●	whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

●	certain material Canadian and United States tax consequences of owning the Units; and

●	any other material terms and conditions of the Units.

The statements made in this Prospectus relating to any Units to be issued under this Prospectus, or the applicable Unit agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Units and the applicable Unit agreement. Prospective investors should refer to the terms of specific Units being offered, including the applicable Unit agreement.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

Update on Use of Proceeds from Prior Financings

The following table summarizes the discussion on how the Company used the proceeds of its financings completed and received during the three months ended March 31, 2026 and the financial years ended December 31, 2025 and 2024:

Financing Details	Funds Raised	Stated Intended Use of Proceeds	Explanation of Variances and Impact of Variances
Private placement of units completed on January 22, 2024	Gross proceeds of $957,745	General working capital purposes	No material variances
Private placement of units completed on February 23, 2024	Gross proceeds of $4,562,255	Property maintenance and further exploration and development of the Mineral Ridge Project and Goldwedge Manhattan Projects, as well as for general working capital purposes	No material variances
Private placement of Common Shares completed on October 3, 2024	Gross proceeds of $2,503,040	Property maintenance and further exploration and development of the Mineral Ridge and Goldwedge Manhattan Projects, as well as for general working capital	No material variances
Private placement of Common Shares completed on April 1, 2025	Gross proceeds of $5,366,588	Property maintenance and further exploration and development of the Mineral Ridge and Goldwedge Manhattan Projects, as well as for general working capital	No material variances
Private placement of Common Shares completed on April 22, 2025	Gross proceeds of $1,703,412	Property maintenance and further exploration and development of the Mineral Ridge and Goldwedge Manhattan Projects, as well as for general working capital	No material variances
Private placement of Common Shares completed on September 3, 2025	Gross proceeds of $8,000,000	Property maintenance and further exploration and development of the Goldwedge Manhattan Projects, as well as for general working capital	No material variances

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “SGN”, on the Frankfurt Exchange under the symbol “RY9” and on the OTCQB under the symbol “SRCRF”. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided in each Prospectus Supplement.

DIVIDEND POLICY

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Securities.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mining properties. Before making an investment decision in Securities of the Company, prospective purchasers should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the AIF and applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including any risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the AIF, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operation. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of the Company’s Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of the net proceeds from an offering of its Securities. Because of the number and variability of factors that will determine our use of such proceeds, the Company’s ultimate use of such proceeds might vary substantially from its planned use. An investor may not agree with how the Company allocates or spends the proceeds from an offering of its securities.

Dilution from Further Financings

The Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions and other projects. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Negative Cash Flows

Since inception, the Company has generated negative operating cash flows and may continue to do so. To the extent that the Company has negative cash flow in any future period, the Company may be required to use net proceeds from offerings made under this Prospectus to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Company will have to raise funding through financing activities. However, there is no certainty the Company will be able to raise funds at all or on terms acceptable to the Company in the event it needs to do so. Furthermore, additional funds raised by the Company through the issuance of equity or convertible debt securities would cause the Company’s current shareholders to experience dilution. Such securities also may grant rights, preferences or privileges senior to those of the Company’s shareholders. The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain restrictive covenants, which likely would restrict the Company’s operations.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after an offering of Securities. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Company. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuations and the Company’s financial condition and results of operations as reflected in the Company’s continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Company’s public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Company’s securities or other companies in the resource sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management’s attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Company.

No Existing Public Market for Other Securities

There is currently no market through which the Company’s Securities, other than its Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, the Company’s Warrants, Subscription Receipts, Units and Debt Securities will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, investors may not be able to resell Warrants, Subscription Receipts, Units or Debt Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Company’s Securities, other than its Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of trading regulation. There can be no assurance that an active trading market will develop for the aforementioned securities, or, if developed, that such a market will be sustained at the price level at which it was offered.

Leverage Risk

The Company’s degree of leverage could have material adverse consequences for the Company, including, but not limited to: limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; limiting the Company’s ability to declare dividends on its Common Shares; requiring the Company to dedicate a portion of its cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company’s ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Tax Risks

Prospective investors should be aware that the purchase of Securities may have tax consequences in Canada and other jurisdictions. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with their own independent tax advisor.

Loss of Entire Investment

An investment in the Securities is speculative and involves a high degree of risk and is appropriate only for investors who have the capacity to absorb a loss of all of their investment.

These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

LEGAL MATTERS

Unless otherwise specified in an applicable Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP. As of the date hereof, the principals and employees of DuMoulin Black LLP own, directly or indirectly, less than 1.0% of the Common Shares.

EXEMPTIONS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated June 11, 2026, the Company was granted relief from the requirement that this Prospectus and all documents incorporated by reference herein, as well as any Prospectus Supplement that relates to any future “at-the-market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this Prospectus, the documents incorporated by reference herein or any Prospectus Supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this Prospectus, together with any Prospectus Supplement, and any documents incorporated by reference in the Prospectus or any Prospectus Supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

INTERESTS OF EXPERTS

Information of a scientific or technical nature with respect of the Manhattan Property contained in this Prospectus (including the documents incorporated by reference) is based on the Technical Report, prepared by Matthew R. Dumala, P.Eng. and Art Ibrado, PhD, PE, each of whom is an independent Qualified Person under NI 43-101. To the best of the Company’s knowledge, as of the date hereof, the aforementioned individuals and their firms beneficially own, directly or indirectly, less than 1.0% of the outstanding Common Shares.

The scientific and technical information with respect to the Manhattan Property contained in the AIF, and the scientific and technical information in the Interim MD&A and Annual MD&A, which is incorporated by reference in this Prospectus, was reviewed and approved by Thomas Poitras, P. Geo, Chief Geologist of the Company, and a “Qualified Person” as defined in NI 43-101. To the knowledge of the Company, Thomas Poitras is the registered or beneficial owner, directly or indirectly, of less than 1.0% of the outstanding Common Shares.

Davidson & Company LLP provided an auditor’s report dated April 23, 2026 in respect of the Annual Financial Statements.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Scorpio are Davidson & Company LLP, 1200 – 609 Granville Street, Vancouver, British Columbia V7Y 1G6.

Davidson & Company LLP has advised the Company that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. located at its offices in Vancouver, British Columbia.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

The following persons reside outside of Canada:

(a)	Matthew R. Dumala, P.Eng., an author of the Technical Report; and

(b)	Art Ibrado, PhD, PE, an author of the Technical Report.

Each of the foregoing persons has appointed Scorpio Gold Corporation, Suite 750 – 1095 West Pender Street, Vancouver, BC V6E 2M6 as their agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Davidson & Company LLP; and (iv) the consent of each expert listed in the exhibit index of the Registration Statement. A copy of the form of warrant indenture or warrant agency agreement, the subscription receipt agreement, the trust indenture or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.